SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                          FORM 11-K

(MARK ONE)

X Annual Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the fiscal year ended January 31, 2000


____Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ______ to
______.


                     MedPlus, Inc. 401(k) Plan

                      (Full title of the plan)


                           MEDPLUS, INC.
  (Name of issuer of the securities held pursuant to the plan)


               8805 Governor's Hill Drive, Suite 100
                      Cincinnati, OH  45249
             (Address of principal executive offices)

















                   MedPlus, Inc. 401(k) Plan

               Financial Statements and Schedules

                   December 31, 1999 and 1998

          With Independent Auditors' Report Thereon

                        MedPlus, Inc. 401(k) Plan

                        December 31, 1999 and 1998


                            Table of Contents


                                                            Page

Independent Auditors' Report                                 1
Statements of Net Assets Available for
    Plan Benefits - December 31, 1999 and 1998               2
Statements of Changes in Net Assets Available
    for Plan Benefits - for the years ended
    December 31, 1999 and 1998                               3
Notes to Financial Statements                                4


Schedule

1     Schedule of Assets Held for Investment
      Purposes - December 31, 1999                           9



                    Independent Auditors' Report

The Trustees
MedPlus, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 1999 financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

June 9, 2000

                                            MedPlus Inc. 401(k) Plan

                            Statements of Net Assets Available for Plan Benefits

                                   Years ended December 31, 1999 and 1998




                                                               1999           1998
                                                           ___________   ___________
Assets:
     Investments, at fair value (note 3):
          Interest-bearing cash                             $   58,600        59,047
          Mutual funds                                       1,903,005     1,416,130
          Common stock                                         581,405       121,639
          Participant loans                                      6,978         2,728
                                                           ___________   ___________
                    Total investments                        2,549,988     1,599,544

     Receivables:
          Participant contributions                              9,393        25,536
          Employer contributions (note 4):                      18,045        23,633
                                                           ___________   ___________
                    Total receivables                           27,438        49,169
                                                           ___________   ___________
                    Total assets                             2,577,426     1,648,713

Liabilities:
     Due to custodian                                             -            8,595
                                                           ___________   ___________
                    Total liabilities                             -            8,595
                                                           ___________   ___________
Net assets available for plan benefits, end of year         $2,577,426     1,640,118
                                                           ===========   ===========

See accompanying notes to financial statements.



                                      MedPlus Inc. 401(k) Plan

                  Statements of Changes in Net Assets Available for Plan Benefits

                               Years ended December 31, 1999 and 1998




                                                             1999           1998
                                                          ___________   ___________
Additions to net assets attributed to:
        Contributions:
                Employee                                  $  422,604       518,538
                Employer                                      18,045        23,633
                Rollover contributions                         7,196        31,500
                                                         ___________   ___________
                     Total contributions                     447,845       573,671


        Investment income (loss):
                Net appreciation (depreciation) in
                      fair value of investments (note 3)     959,893       (19,974)
                Interest and dividends                        18,008        12,016
                                                         ___________   ___________
                      Total investment income (loss)         977,901        (7,958)
                                                         ___________   ___________
                      Total additions                      1,425,746       565,713
                                                         ___________   ___________
Deductions from net assets attributed to:
        Benefit payments                                     488,438       497,956
        Administrative expenses                                 -               30
                                                         ___________   ___________
                      Total deductions                       488,438       497,986
                                                         ___________   ___________
                      Net increase in plan net assets        937,308        67,727

Net assets available for plan benefits:
        Beginning of year                                  1,640,118     1,572,391
                                                         ___________   ___________
        End of year                                       $2,577,426     1,640,118
                                                         ===========   ===========

See accompanying notes to financial statements.


                   MedPlus, Inc. 401(k) Plan
                 Notes to Financial Statements
                   December 31, 1999 and 1998

(1)     Description of Plan
The following description of the MedPlus, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)     General
The Plan is a defined contribution plan covering all employees of MedPlus, Inc. (The Company) who have reached the age of 21. The
Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974, as amended (ERISA).

(b)     Contributions
A participant may make contributions to the Plan by authorizing a deferral of pretax annual compensation, as defined in the Plan, up to a maximum of 15%, subject to limitations of the Internal Revenue Code. The Company may provide a matching contribution equal to such percentage of the participants' contribution as determined by the employer in its discretion for each Plan year. An additional discretionary contribution may also be made by the Company.

Effective March 1, 2000, participants may, by written notice to the Administrator, increase or decrease his or her before-tax contribution as of the first day of any calendar month. Any such increase or decrease shall be effective as of the first day of the calendar month following the date on which the written notice is given.

(c)     Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings and gains and losses of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. Participants have the ability to self-direct the investment of funds allocated to their accounts. Effective January 1, 2000, transactional activity affecting the MedPlus Stock Fund will be recorded on a per share basis.

(d)     Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 1999, the plan was amended to allow participants to become 25% vested in Company contributions after one year of service. Thereafter, participants become vested at a rate of 25% per year of service and become fully vested after four years of service.

(e)     Participant Loans
Participants may borrow from their accounts not less than $1,000 and not more than 50% of their vested balance, not to exceed
$50,000, for the following hardships:
- Purchase of primary  residence
- Foreclosure or eviction from primary residence
- College tuition for participant or dependents
- Medical expenses incurred from prolonged illness, disability, or death in immediate family.

A loan which is granted or renewed may not provide for a period of repayment beyond a participant's normal retirement date. The loans are secured by the balances in the participants' accounts and bear interest at 2% over the prime interest rate. Principal and interest amounts are paid ratably through payroll deductions.

(f)     Payment of Benefits
Under the terms of the Plan, upon termination of employment a participant's account is distributed upon written request of the participant. A participant or participant's estate is entitled to receive 100% of the related account balance if termination results from reaching normal retirement age, death or permanent disability.

(g)     Forfeitures
Forfeitures of Company contributions by terminated participants were used to reduce Company contributions. As of December 31, 1999, forfeitures of $18,242 were available to reduce future employer contributions.

(h)     Investment Options
Upon enrollment in the Plan, a participant may direct employee deferred contributions to any of the following eight investment options:

-   Money Market Fund
    Funds are invested in a portfolio of fixed income securities, including U.S. Treasuries and related repurchase agreements and obligations of U.S. Government Agencies and Instrumentalities.
-   Diversified Income Fund
    Funds are invested in a portfolio of three fixed income sectors, which are comprised of U.S. Government securities, lower rated, high-yield debt securities, and international investing.

-   Balance Fund
    Funds are invested in a portfolio of stocks and bonds.
-   Investors Fund
    Funds are invested primarily in quality, long-term growth stocks.
-   Global Growth Fund
    Funds are invested in a portfolio of common stocks traded in securities markets, located in foreign countries and in the United States.
-   Vista Fund
    Funds are invested in a portfolio of stocks of medium-sized growth companies.
-   New Opportunities Fund
    Funds are invested in dynamic, rapidly growing sectors of the economy.
-   MedPlus Stock
    Funds are invested in the Company's common stock.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)     Investments
Investments in the money market account consist of an interest bearing cash account, which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges.

Purchases and sales of investments are recorded on a trade-date basis. Gains or losses on the sales of investments are calculated on the specific identification method.

(c)     Expenses
All administrative and investment expenses incurred by the Plan in 1999 have been paid by the Company.

(d)     Use of Estimates
The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

(e)     Participant-Directed Investments
In September 1999 the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan has adopted SOP 99-3 for the Plan year ending December 31, 1999, and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosure.

(3)     Investments

Salomon Smith Barney serves as custodian for the Plan. In this capacity, the custodian is to receive and invest the contributions made by the participants and the employer, the interest, dividends, and other income earned on investments and to pay benefits and expenses as provided by the Plan.

The following table presents the fair values of investments at December 31, 1999 and 1998 that represent five percent or more of the Plan's assets:
                                        1999               1998
                                    ___________        __________
Balance Fund                         $ 173,312            118,895
Investors Fund                         486,195            365,591
Vista Fund                             282,214            269,476
Global Growth Fund                     241,493            140,637
New Opportunities Fund                 664,816            469,221
MedPlus Stock                          581,405            121,639

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
                                        1999               1998
                                     ___________        __________
Mutual funds                         $ 563,641            266,337
Common stock                           396,252           (286,311)
                                     ___________        __________
     Net change in fair value        $ 959,893            (19,974)
                                     ===========        ==========


(4)     Employer Contributions

At December 31, 1999 and 1998, employer contributions receivable consisted of the matching contribution reduced by forfeitures of $18,242 and $17,427, respectively. The Company elected to make the contributions in MedPlus, Inc. common stock. The Company did not elect to make the additional discretionary contribution for the 1999 and 1998 Plan years.

(5)     Plan Termination

Although it is currently not the Company's intent, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)     Tax Status

The Internal Revenue Service issued its latest determination letter on January 26, 2000, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax. In the opinion of the Plan trustee and the Company, the Plan and its underlying trust have operated and continue to operate within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(7)     Related Party Transactions

For the Plan year ended 1999, the assets of MedPlus, Inc. and DiaLogos, Inc., a majority owned subsidiary of the Company, were held by the custodian in one trust to minimize administrative costs and streamline operational efficiencies for each plan. The plan administrator maintained separate records for each of the Plans. In March 2000, the Company divested its majority interest in DiaLogos. As a result, the DiaLogos Plan assets totaling approximately $118,000 were transferred from the trust subsequent to the Plan's year-end. Although the assets of DiaLogos were transferred from the trust, this transaction is not expected to have any material effect on the assets of the Plan or future expenses for the operation of the Plan.

                                                  Schedule 1
                                          MedPlus, Inc. 401(k) Plan
                             Schedule of Assets Held for Investment Purposes
                                              December 31, 1999

               Issuer                                                              Fair value
            Money Market Fund
         ________________________
            *   Smith Barney                                                        $   58,600

            Putnam Mutual Funds
         ________________________
                Diversified Income Fund                                                 54,975
                Balance Fund                                                           173,312
                Investors Fund                                                         486,195
                Vista Fund                                                             282,214
                Global Growth Fund                                                     241,493
                New Opportunities Fund                                                 664,816


                                                  Total Putnam Mutual Funds          1,903,005
            Common Stock
         ________________________
            *   MedPlus, Inc.                                                          581,405
            *   Participant loans - 1 loan to participant at 9.75%                       6,978

                                                  Total Investments                 $2,549,988

* Denotes party-in-interest.
See accompanying independent auditors' report.


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

MEDPLUS, INC.
401(k) PLAN



By: /s/Daniel A. Silber             Date: June 27, 2000
    -------------------
    Daniel A. Silber


By: /s/Amy Seltz, Trustee           Date: June 27, 2000
    ---------------------
    Amy Seltz






Independent Auditors' Consent

The Trustees
MedPlus, Inc. 401(k) Plan

We consent to incorporation by reference to the Registration Statement on Form S-8 of MedPlus, Inc. of our report dated June 9, 2000, related to the statements of net assets available for benefits of the MedPlus, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 1999 annual report on Form 11-K of the MedPlus, Inc. 401(k) Plan.




/s/ KPMG LLP
Cincinnati, Ohio
June 9, 2000